September 6, 2012

United States Securities and Exchange Commission
Attn: Ms. Tia L. Jenkins, Branch Chief
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549-7010

By SEC Correspondence

Dear Sirs:

Re:	AuRico Gold Inc. Form 40-F for the Fiscal Year Ended December 31, 2011 Filed March 29, 2012 Response Letter Dated August 28, 2012 File No. 001-31739

On behalf of our client, AuRico Gold Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we confirm the Company’s receipt of the Staff’s letter of comments, dated August 28, 2012 (the “Comment Letter”), in respect of the above noted filing.  Due to management’s schedules, the Company currently anticipates responding to the Comment Letter on or before September 21, 2012.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (604) 687-5151.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller
________________________

cc:  Scott Perry, President and Chief Executive Officer, AuRico Gold Inc.